
June 14, 2013

<u>Via E-mail</u>
Mr. Dan Rosensweig
President, Chief Executive Officer and Chairman
Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054

> **Re:** **Chegg, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 7, 2013**
> **CIK No. 0001364954**

Dear Mr. Rosensweig:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to comment 6 from our letter dated May 29, 2013 but note that there are still assertions that are not accompanied by contextual disclosure. Specifically, we note that your disclosure on page 93, for example, continues to state that samples and discounts "delight" your students.

Business, page 88

Company Overview, page 88

2. We note your response to comment 29 from our letter dated May 29, 2013. Please revise your disclosure to clearly state what constitutes "reaching" a student. Additionally, please explain whether to "serve" approximately 40% of all high-school seniors is accounted for in a different way than to "reach" 30% of all college students.

3. We note your revisions on page 88 including the sentence, "In 2012, more than five million students <u>used</u> our platform." [emphasis added]. Please disclose whether this figure is based on the standard used to account for "reaching" students or another measure. If it is the latter, please revise to discuss how your account for "use" in this section.

Non-Equity Incentive Plan Compensation, page 112

4. We note your response to comment 28 from our letter dated May 29, 2013. However, we also note that the term "registered user" is disclosed in relation to bonus amounts paid to named executive officers. Specifically, under your Semi-Annual Executive Bonus Incentive Plan bonuses are earned semi-annually based on achievement of two performance measures, one being "registered users." Please revise your disclosure here and in the Business section as appropriate to discuss the criteria used to account for a "registered user." Alternatively, reconcile the use of this term with your discussion and disclosure of "unique user accounts."

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Shulamite Shen White, Esq.
       David Bell, Esq.
       Fenwick & West LLP